AS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION ON AUGUST 15, 1997

                                  FORM N-18F-1
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                FILE NO. 33-8982
                                 ICA NO. 811-4852

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                 NOTIFICATION OF ELECTION PURSUANT TO RULE 18F-1
                    UNDER THE INVESTMENT COMPANY ACT OF 1940

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                             THE VICTORY PORTFOLIOS
                             ----------------------
                            Exact Name of Registrant

                                3435 Stelzer Road
                              Columbus, Ohio 43219
                     (Address of Principal Executive Office)

                                 (800) 362-5365
                        (Area Code and Telephone Number)

                            NOTIFICATION OF ELECTION
                            ------------------------

         The undersigned registered open-end investment company hereby notifies the Securities and Exchange Commission (the "Commission") that it elects to commit itself to pay in cash all redemptions by a shareholder of record of the funds listed on the attached Schedule A as provided by Rule 18f-1 under the Investment Company Act of 1940, as amended. It is understood that this election is irrevocable while such Rule is in effect unless the Commission by order upon application permits the withdrawal of this Notification of Election.

                                    SIGNATURE

         Pursuant to the requirements of Rule 18f-1 under the Investment Company Act of 1940, the Registrant has caused this notification of election to be duly executed on its behalf in the City of Columbus and the State of Ohio on the 5th day of August, 1997.

                                    Signature: The Victory Portfolios

                                            By:  /s/ Scott A. Englehart
                                                 ----------------------
                                                   Scott A. Englehart
                                                   Secretary

Attest:  /s/ Alaina V. Metz
         ---------------------
            Alaina V. Metz
            Assistant Secretary


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                                   SCHEDULE A

                               TO THE FORM N-18F-1
                                       OF
                             THE VICTORY PORTFOLIOS


                  Name of Fund
                  ------------

1.     The Victory Balanced Fund
2.     The Victory Diversified Stock Fund
3.     The Victory Fund for Income
4.     The Victory Government Bond Fund
5.     The Victory Government Mortgage Fund
6.     The Victory Growth Fund
7.     The Victory Intermediate Income Fund
8.     The Victory International Growth Fund
9.     The Victory Investment Quality Bond Fund
10.    The Victory Limited Term Income Fund
11.    The Victory National Municipal Bond Fund
12.    The Victory New York Tax-Free Fund
13.    The Victory Ohio Municipal Bond Fund
14.    The Victory Ohio Regional Stock Fund
15.    The Victory Special Growth Fund
16.    The Victory Special Value Fund
17.    The Victory Stock Index Fund
18.    The Victory Value Fund
19.    The Victory Lakefont Fund
20.    The Victory Real Estate Investment Fund